Exhibit 21.01- List of Subsidiares

Name of Subsidiary	Jurisdiction of Incorporation
Lothian Shelf Limited	Scotland
BBB Foods Limited Partnership	Scotland
Tiendas Tres B, S.A. de C.V.	Mexico
Tiendas BBB, S.A. de C.V.	Mexico
Desarrolladora Tres B, S.A. de C.V.	Mexico